UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants - Paragraph 11 - Instruction CVM n.º 358/2002

In August 2006 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				308,057,220		62.8798	31.4400
Non-Voting Shares				20,660,048		4.2171	2.1085
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Credit Exchange	9/ago	643,100
Common Shares		Total		643,100
Non-Voting Shares		Debit Exchange	9/ago	536,273
Non-Voting Shares		Total		536,273
Closing Balance
Type of Securities/Derivatives			Quantity			% of participation
						Same type of Shares	Total
Common Shares			308,700,320			63.0110	31.5057
Non-Voting Shares			20,123,775			4.1076	2.0538

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In August 2006 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives		Quantity		% of participation
				Same type of Shares	Total
Common Shares		4,670,822		0.9533	0.4767
Non-Voting Shares		4,773,380		0.9743	0.4871
Closing Balance
Type of Securities/Derivatives		Quantity		% of participation
				Same type of Shares	Total
Common Shares		4,670,822		0.9533	0.4767
Non-Voting Shares		4,773,380		0.9743	0.4871

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x) Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives		Quantity		% of participation
				Same type of Shares	Total
Common Shares		4		0.0443	0.0443
Non-Voting Shares		0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives		Quantity		% of participation
				Same type of Shares	Total
Common Shares		4		0.0443	0.0443
Non-Voting Shares		0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In August 2006 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants		() Board of Directors	(x) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				241,668		0.0493	0.0246
Non-Voting Shares				642,016		0.1310	0.0655
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	7/ago	200	68.50	R$ 13,700.00
Common Shares		Total		200		R$ 13,700.00
Non-Voting Shares		sell	7/ago	8	72.65	R$ 581.20
Non-Voting Shares		sell	7/ago	100	73.70	R$ 7,370.00
Non-Voting Shares		sell	14/ago	15	70.70	R$ 1,060.50
Non-Voting Shares		Total		123		R$ 9,011.70
Non-Voting Shares		buy	11/ago	15	70.98	R$ 1,064.70
Non-Voting Shares		buy	11/ago	200	70.60	R$ 14,120.00
Non-Voting Shares		buy	11/ago	205	70.70	R$ 14,493.50
Non-Voting Shares		buy	18/ago	1,000	71.60	R$ 71,600.00
Non-Voting Shares		buy	18/ago	100	71.79	R$ 7,179.00
Non-Voting Shares		buy	18/ago	500	71.80	R$ 35,900.00
Non-Voting Shares		buy	29/ago	106	69.80	R$ 7,398.80
Non-Voting Shares		Total		2,126		R$ 151,756.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				241,868		0.0493	0.0246
Non-Voting Shares				644,019		0.1314	0.0657

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In August 2006 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			2,752	0.0005	0.0002
Non-Voting Shares			35,994	0.0073	0.0036
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			2,752	0.0005	0.0002
Non-Voting Shares			35,994	0.0073	0.0036

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In August 2006 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12	0.0000	0.0000
Non-Voting Shares			1,536	0.0003	0.0001
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12	0.0000	0.0000
Non-Voting Shares			1,536	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.